A/B 3/1


SEC MAIL PROCESSING
RECEIVED
JAN 2 6 2007
WASH. D.C.
160
SECTION



SEC ... MISSION

07000820

BPD 2/22

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Services Associated Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4570 Van Nuys Blvd., Suite 550
(No. and Street)

Sherman Oaks, (City) California (State) 91403 (Zip Code)

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Gilbert, President (800) 660-0050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


PROCESSING
JAN 2 6 2007
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A/B 3/1

OATH OR AFFIRMATION

I, James A. Gilbert, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Services Associated Securities, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public


MAJICA ENRIQUEZ
Commission # 1689946
Notary Public - California
Los Angeles County
My Comm. Expires Aug 26, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)



MAJICA ENRIQUEZ
Commission # 1689946
Notary Public - California
Los Angeles County
My Comm. Expires Aug 26, 2010

Place Notary Seal Above

Subscribed and ~~sworn to~~ (or affirmed) before me on this 18th (Date) day of January (Month), 2007 (Year), by

(1) James A. Gilbert (Name of Signer),

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~
(and

(2) ______________________ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Majica Enriquez
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

PENSION SERVICE ASSOCIATES SECURITIES
4570 Van Nuys Blvd, Suite 550
Sherman Oaks, CA 91403

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Mr. James A. Gilbert
Pension Service Associates Securities
Sherman Oaks, California

I have audited the accompanying statement of financial condition of Pension Service Associates Securities, as of December 31, 2006 and the related statements of income, cash flows and changes in owner's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of Pension Service Associates Securities's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Pension Service Associates Securities Corporation as of December 31, 2006 and the result of its operations, cash flows and stockholder's equity for the year then ended in conformity with generally accepted accounting principles.



Elizabeth Tractenberg, CPA

Los Angeles, California
January 12, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

PENSION SERVICE ASSOCIATES SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash		$ 8,053
TOTAL ASSETS		$ 8,053

LIABILITIES AND OWNER'S EQUITY

LIABILITIES		
Due to officer		$ 405
TOTAL LIABILITIES		405
OWNER'S EQUITY		
Retained earnings	$ 7,648	7,648
TOTAL LIABILITIES AND OWNER'S EQUITY		$ 8,053

See accompanying notes to financial statements

PENSION SERVICE ASSOCIATES SECURITIES
STATEMENT OF INCOME (LOSS)
FOR YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commission income	$ 15,215
TOTAL REVENUES	15,215
EXPENSES	
Administrative expenses	14,850
Regulatory fees	405
Miscellaneous expenses	74
TOTAL EXPENSES	15,329
INCOME (LOSS)	$ (114)

See accompanying notes to financial statements

PENSION SERVICE ASSOCIATES SECURITIES
STATEMENT OF CHANGES IN OWNER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2006

Balance, December 31, 2005	$	7,762
Net Income (Loss)		(114)
Balance, December 31, 2006	$	7,648

See accompanying notes to financial statements

PENSION-SERVICE ASSOCIATES SECURITIES
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net income (loss)	$	(114)
Changes in operating assets and liabilities:		
Commissions receivable		1,975
Accrued expenses		(1,876)
Due to officer		405
Net cash provided in operating activities		390
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		
Capital Contribution		0
Net decrease in cash		390
Cash at beginning of year		7,663
Cash at end of year	$	8,053
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	0

See accompanying notes to financial statements

PENSION SERVICE ASSOCIATES SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Pension Service Associates Securities (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). Business began in July 1992. The Company acts as a limited broker dealer, authorized to conduct business exclusively in the distribution of shares of registered open end investment companies or unit investment trusts (mutual funds) or the sale of variable annuities. The Company claimed an exclusion from membership in the Securities Investor Protection Act of 1970. The firm conducts business with the mutual fund companies under separate dealer agreements on a fully disclosed basis and does not execute any wire order trades with them.

Securities Transactions and Related Party Transaction

Customers' securities transactions are recorded by the mutual fund companies on a settlement-date basis, generally the third business day following the transaction, with related commission income recorded by the Company when received and earned. Commission earned is recognized after mutual fund companies have adjusted for breakpoint, rights of accumulated adjustments and 12b-1 fees.

The Company is a related company to Pension Service Associates (PSA), a corporation. PSA is a pension consultant and administrator. PSA's clients may elect to have the Company be the broker of record. The Company will then invest the client's money from a group of approved mutual funds selected by the client. PSA pays substantially all of the company's expenses, for which it receives a fee equivalent to 95% of the Company's revenue.

NOTE 2 – PROVISION FOR INCOME TAXES

The Company has elected to be taxed as a sole proprietor, therefore no tax liability is reported for the Company as all taxes are due and payable by the sole owner.

PENSION SERVICE ASSOCIATES SECURITIES
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3.

Not applicable because the Company is exempt under Rule 15c3-3 Section K1.

NOTE 5 – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3.

Not applicable because the Company is exempt under Rule 15c3-3 Section K1.

PENSION SERVICE ASSOCIATES SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity (from Statement of Financial Condition)	$	7,648
NET CAPITAL	$	7,648

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital indebtedness 6.67% of net aggregate indebtedness	$	27
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	2,648
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	7,608

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$	405
Percentage of aggregate indebtedness to net capital		0

RECONCILIATION (114)

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	8,054
VARIANCE:		
Accrued expenses		(405)
Rounding		(1)
NET CAPITAL PER AUDIT	$	7,648

See accompanying notes to financial statements

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

James A. Gilbert
Pension Service Associates Securities
Sherman Oaks, California

In planning and performing my audit of the financial statements and supplemental schedules of Pension Service Associates Securities (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

James A. Gilbert
Pension Service Associates Securities Corporation
Sherman Oaks, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above. I did note that the Company failed to prepare a net capital computation on a monthly basis and the Company failed to notify the U.S. Securities Exchange Commission and the NASD when its net capital fell below the minimum requirement of $5,000. The Company management has taken steps to correct this situation.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
January 12, 2007

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

PENSION SERVICE ASSOCIATES SECURITIES
4570 Van Nuys Blvd, Suite 550
Sherman Oaks, CA 91403

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Mr. James A. Gilbert
Pension Service Associates Securities
Sherman Oaks, California

I have audited the accompanying statement of financial condition of Pension Service Associates Securities, as of December 31, 2006 and the related statements of income, cash flows and changes in owner's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of Pension Service Associates Securities's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Pension Service Associates Securities Corporation as of December 31, 2006 and the result of its operations, cash flows and stockholder's equity for the year then ended in conformity with generally accepted accounting principles.



Elizabeth Tractenberg, CPA

Los Angeles, California
January 12, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

PENSION SERVICE ASSOCIATES SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash		$ 8,053
TOTAL ASSETS		$ 8,053

LIABILITIES AND OWNER'S EQUITY

LIABILITIES		
Due to officer		$ 405
TOTAL LIABILITIES		405
OWNER'S EQUITY		
Retained earnings	$ 7,648	7,648
TOTAL LIABILITIES AND OWNER'S EQUITY		$ 8,053

See accompanying notes to financial statements

PENSION SERVICE ASSOCIATES SECURITIES
STATEMENT OF INCOME (LOSS)
FOR YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commission income	$ 15,215
TOTAL REVENUES	15,215
EXPENSES	
Administrative expenses	14,850
Regulatory fees	405
Miscellaneous expenses	74
TOTAL EXPENSES	15,329
INCOME (LOSS)	$ (114)

See accompanying notes to financial statements

PENSION SERVICE ASSOCIATES SECURITIES
STATEMENT OF CHANGES IN OWNER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2006

Balance, December 31, 2005	$	7,762
Net Income (Loss)		(114)
Balance, December 31, 2006	$	7,648

See accompanying notes to financial statements

PENSION SERVICE ASSOCIATES SECURITIES
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net income (loss)	$	(114)
Changes in operating assets and liabilities:		
Commissions receivable		1,975
Accrued expenses		(1,876)
Due to officer		405
Net cash provided in operating activities		390
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		
Capital Contribution		0
Net decrease in cash		390
Cash at beginning of year		7,663
Cash at end of year	$	8,053
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	0

See accompanying notes to financial statements

PENSION SERVICE ASSOCIATES SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Pension Service Associates Securities (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). Business began in July 1992. The Company acts as a limited broker dealer, authorized to conduct business exclusively in the distribution of shares of registered open end investment companies or unit investment trusts (mutual funds) or the sale of variable annuities. The Company claimed an exclusion from membership in the Securities Investor Protection Act of 1970. The firm conducts business with the mutual fund companies under separate dealer agreements on a fully disclosed basis and does not execute any wire order trades with them.

Securities Transactions and Related Party Transaction

Customers' securities transactions are recorded by the mutual fund companies on a settlement-date basis, generally the third business day following the transaction, with related commission income recorded by the Company when received and earned. Commission earned is recognized after mutual fund companies have adjusted for breakpoint, rights of accumulated adjustments and 12b-1 fees.

The Company is a related company to Pension Service Associates (PSA), a corporation. PSA is a pension consultant and administrator. PSA's clients may elect to have the Company be the broker of record. The Company will then invest the client's money from a group of approved mutual funds selected by the client. PSA pays substantially all of the company's expenses, for which it receives a fee equivalent to 95% of the Company's revenue.

NOTE 2 – PROVISION FOR INCOME TAXES

The Company has elected to be taxed as a sole proprietor, therefore no tax liability is reported for the Company as all taxes are due and payable by the sole owner.

PENSION SERVICE ASSOCIATES SECURITIES
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2006

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3.

Not applicable because the Company is exempt under Rule 15c3-3 Section K1.

NOTE 5 – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3.

Not applicable because the Company is exempt under Rule 15c3-3 Section K1.

PENSION SERVICE ASSOCIATES SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity (from Statement of Financial Condition)	$	7,648
NET CAPITAL	$	7,648

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital indebtedness 6.67% of net aggregate indebtedness	$	27
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	2,648
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	7,608

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$	405
Percentage of aggregate indebtedness to net capital		0

RECONCILIATION (114)

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	8,054
VARIANCE:		
Accrued expenses		(405)
Rounding		(1)
NET CAPITAL PER AUDIT	$	7,648

See accompanying notes to financial statements

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

James A. Gilbert
Pension Service Associates Securities
Sherman Oaks, California

In planning and performing my audit of the financial statements and supplemental schedules of Pension Service Associates Securities (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

James A. Gilbert
Pension Service Associates Securities Corporation
Sherman Oaks, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above. I did note that the Company failed to prepare a net capital computation on a monthly basis and the Company failed to notify the U.S. Securities Exchange Commission and the NASD when its net capital fell below the minimum requirement of $5,000. The Company management has taken steps to correct this situation.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
January 12, 2007

END